UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 1

Under The Securities Exchange Act of 1934

TORM A/S
(Name of Issuer)

Common Stock, par value 5 Danish Kroner per share
(Title of Class of Securities)

891072100
(CUSIP Number)

Areti Charidemou
21 Vassili Michailidi Street
3026 Limassol, Cyprus
PO Box 54708, CY-3727, Cyprus
+ 357 25 50 80 00

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Ryder Holdings Limited Liability Company
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,456,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,456,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,456,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%

14.	TYPE OF REPORTING PERSON*

HC
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS Beltest Shipping Company Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,456,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,456,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,456,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

CUSIP No.	891072100

1.	NAME OF REPORTING PERSONS First Link Management Services Limited(1)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,456,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,456,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,456,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS

(1) The Cypriot company, First Link Management Services Limited ("First Link"), is the trustee of the Alpha Trust (the "Trust"), which is a trust settled in Cyprus, under Cypriot law. First Link may be deemed to beneficially own 23,456,100 shares of common stock, par value 5 Danish Kroner per share (the "Common Stock"), of Torm A/S (the "Issuer") through its indirect influence over the shares of Ryder Holdings Limited Liability Company ("Ryder") and Beltest Shipping Company Limited ("Beltest"), the shares of which are indirectly and directly held on trust by First Link.  First Link disclaims beneficial ownership of the 23,456,100 shares of Common Stock except to the extent of its voting and dispositive interests in such shares of Common Stock. First Link has no pecuniary interest in the 23,456,100 shares of Common Stock.

CUSIP No.	891072100

Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on May 24, 2002, by Ryder Holdings Inc. (the predecessor of Ryder Holdings LLC) and Beltest Shipping Company Limited (the "Original Schedule 13D" together with this Amendment, the "Schedule 13D").  As of December 28, 2005, Ryder Holdings LLC is the successor of Ryder Holdings Inc. pursuant to a reorganization, whereby Ryder Holdings Inc. deregistered as corporation and reregistered as a limited liability company.  Except as set forth in this Amendment, all information included in the Original Schedule 13D is incorporated by reference herein and, unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Schedule 13D. The purpose of this Schedule 13D/A is to report increases in beneficial ownership by the Reporting Persons as a result of acquisitions of Common Stock from the filing of the Original Schedule 13D until November 11, 2005.

Item 1.	Security and Issuer.

The name of the issuer is Torm A/S, a Kingdom of Denmark corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.  This Schedule 13D/A relates to shares of the Issuer's common stock, par value 5 Danish Kroner per share (the "Common Stock").  The shares of Common Stock are not for trading, but are registered under Section 12 of the Securities and Exchange Act of 1934, as amended, only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission. For the purpose of calculating beneficial ownership of the Common Stock as reported herein, American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock, are considered the same class of equity security as the Common Stock.

Item 2.	Identity and Background

(a.) This Schedule 13D/A is being filed on behalf of:

(i) Ryder Holdings LLC, a Liberian company ("Ryder"), (ii) Beltest Shipping Company Limited, a Cypriot company ("Beltest"); and (iii) First Link Management Services Limited, a Cypriot trustee ("First Link");

Ryder, Beltest, and First Link are collectively referred to as the "Reporting Persons."

Beltest is the owner of the Common Stock reported herein.  Ryder is the sole shareholder of Beltest.  First Link is the trustee of the Trust which owns Ryder.

(b., c. and f.) (i) The address of Ryder is 21 Vassili Michailidi Str., P.C. 3026 Limassol, Cyprus.  The principal business of Ryder is acting as an investment holding company.  The sole director of Ryder is Ms. Areti Charidemou, a citizen of Cyprus, she is a Cypriot Attorney-at-law and her occupation in Ryder is as director.

(ii) The address of Beltest is 21 Vasili Michailidi Str., P.C. 3026, Limassol, Cyrpus.  The principal business of Beltest is as an investment holding company in the shipping business.  The sole director of Beltest is Ms. Areti Charidemou, a citizen of Cyprus, she is a Cypriot Attorney-at-law and her occupation in Beltest is as director.

(iii) The address of First Link's principal place of business is 21 Vassili Michailidi Str., P.C. 3026 Limassol, Cyprus.  The principal business of First Link is acting as professional trustee of various trusts (including the Trust). The directors of First Link are Ms. Areti Charidemou, Mr. Christoforos Loukaidis and Ms. Marina Loizou, all citizens of Cyprus and their occupation in First Link is as directors.

(d. and e.)  To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
From June 18, 2003 through November 11, 2005, Beltest acquired additional Common Stock of the Issuer. As of the date of this filing Beltest owns 23,456,100 shares of Common Stock representing approximately 32.2% of the outstanding shares of Common Stock.

More specifically, Beltest acquired on the open market an additional 649,200 shares of the Issuer in a number of market transactions, which are set forth below:

Date of Purchase	Number of Shares Acquired
From June 18, 2003 to November 11, 2005	645,700 common shares (aggregate)
November 24, 2004 and December 1, 2004	3,500 American Depository Shares (aggregate)

The source of funds used by Beltest to purchase such Common Stock represented the working capital of Beltest.

In May 2004, the Issuer issued 18.2 million "bonus shares" of Common Stock to its existing shareholders at a ratio of 1:1.  Pursuant to the issuance of the "bonus shares", Beltest received 5,620,550 shares of Common Stock.  No additional consideration was paid in connection with these additional shares.

On May 23, 2007, pursuant to a 2:1 stock-split undertaken by the Issuer, the 11,728,050 shares of Common Stock held by Beltest automatically converted into 23,456,100 shares of Common Stock.  No additional consideration was paid in connection with these additional shares.  In connection with the stock-split, the par value of the Common Stock was reduced to DKK 5 per share from DKK 10 per share.

Item 4.	Purpose of Transaction.

The shares of Common Stock beneficially owned by Beltest were acquired for investment purposes.  Beltest may (i) propose measures which it believes could enhance shareholder value, (ii) acquire additional shares of Common Stock or dispose of all or some of the shares of Common Stock from time to time, in each case in open market transactions, block sales or purchases or otherwise, or (iii) continue to hold the shares of Common Stock.  The Reporting Persons, however, evaluate their investment in Common Stock on a continual basis and retain their rights to modify their plans.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) The information set forth in Item 3 is incorporated by reference herein.

According to the Issuer's most recent annual report on Form 20-F, there were 72,800,000 shares of Common Stock issued and outstanding as of December 31, 2009. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Ryder may be deemed to beneficially own 23,456,100 shares of Common Stock, representing approximately 32.2% of the outstanding Common Stock. Ryder has the sole power to vote 0 shares of Common Stock and the shared power to vote 23,456,100 shares of Common Stock.  Ryder has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 23,456,100 shares of Common Stock.

Beltest may be deemed to beneficially own 23,456,100 shares of Common Stock, representing approximately 32.2% of the outstanding shares of Common Stock.  Beltest has the sole power to vote 0 shares of Common Stock and the shared power to vote 23,456,100 shares of Common Stock.  Beltest has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 23,456,100 shares of Common Stock.

First Link may be deemed to beneficially own 23,456,100 shares of Common Stock, representing approximately 32.2% of the outstanding shares of Common Stock. First Link has the sole power to vote 0 shares of Common Stock and the shared power to vote 23,456,100 shares of Common Stock.  First Link has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 23,456,100 shares of Common Stock.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of Common Stock that is the subject of this Statement.

(c.) Neither of the Reporting Persons, nor any executive officer or director of the Reporting Persons, has engaged in any transaction during the past 60 days in any shares of the Common Stock.

(d.) Not applicable.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2010
(Date)

RYDER HOLDINGS LLC

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

BELTEST SHIPPING COMPANY LIMITED

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

FIRST LINK MANAGEMENT SERVICES LIMITED, AS TRUSTEE

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the Common Stock of TORM A/S to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

October 25, 2010
(Date)

RYDER HOLDINGS LLC

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

BELTEST SHIPPING COMPANY LIMITED

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

FIRST LINK MANAGEMENT SERVICES LIMITED, AS TRUSTEE

/s/ Areti Charidemou
(Signature)

Areti Charidemou, Director
(Name/Title)

SK 03810 0001 1141037